Carolina Power & Light Company
NOTES TO FINANCIAL STATEMENTS


1. Except as described in Note 2 below, these interim financial statements are prepared in conformity with the accounting principles reflected in the financial statements included in the Company's 1993 Annual Report to Shareholders and the 1993 Annual Report on Form 10-K. These are interim financial statements, and because of temperature variations between seasons of the year and the timing of outages of electric generating units, especially nuclear-fueled units, the amounts reported in the Statements of Income for periods of less than twelve months are not necessarily indicative of amounts expected for the year.

     Certain amounts for 1993 have been reclassified to conform to the 1994 presentation.

2. In January 1994, the Company implemented Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans," on a prospective basis. This SOP requires the following changes in accounting for the Company's leveraged employee stock ownership plan (ESOP): 1) ESOP shares that have not been committed to be released to participants' accounts are no longer considered outstanding for the determination of earnings per common share; 2) dividends on unallocated ESOP shares are no longer recognized for financial statement purposes; 3) all tax benefits of ESOP dividends are now recorded to non-operating income tax expense, whereas previously a portion of the tax benefits was recorded directly to retained earnings; 4) interest income related to the qualified ESOP loan is no longer recognized; and 5) the difference between the acquisition and allocation prices of ESOP shares, which was previously recorded as other income, net, is now recorded directly to common stock. In addition, ESOP loan transactions between the Company and the Stock Purchase-Savings Plan (SPSP) Trustee are no longer reflected in the Statements of Cash Flows.

     The implementation of SOP 93-6 resulted in an increase in earnings per common share of approximately $.03 and $.04 for the three and nine months ended September 30, 1994, respectively.

     Selected pro forma statistics, which eliminate the significant capital structure-related impacts of the ESOP feature of the SPSP, are included in Financial Statistics.

3. In July 1994, the Board of Directors of the Company authorized the Executive Committee of the Board to repurchase up to 10 million shares of the Company's common stock on the open market. In accordance with the stock repurchase program, the Company has purchased approximately 3.5 million shares through September 30, 1994. The decrease in average common shares outstanding resulted in an increase in earnings per common share of approximately $.01 in each of the three, nine and twelve month periods ended September 30, 1994.

4. Contingencies existing as of the date of these statements are described below. No significant changes have occurred since December 31, 1993, with respect to the commitments discussed in Note 9 of the financial statements included in the Company's 1993 Annual Report to Shareholders.

     a) In the Company's retail jurisdictions, provisions for nuclear decommissioning costs are approved by the North Carolina Utilities Commission and the South Carolina Public Service Commission and are based on site-specific estimates that included the costs for removal of all radioactive and other structures at the site. In the wholesale jurisdiction, the provisions for nuclear decommissioning costs are based on amounts agreed upon in applicable rate settlements. Accumulated decommissioning cost provisions, which are included in accumulated depreciation, were $249.5 million at September 30, 1994, and $209.5 million at September 30, 1993, and include amounts funded internally and amounts funded in an external decommissioning trust. Based on the site-specific estimates discussed below, and using an assumed after-tax earnings rate of 8.5% and an assumed cost escalation rate of 4%, current levels of rate recovery for nuclear decommissioning costs are currently adequate to provide for decommissioning of the Company's nuclear facilities.

     The Company's most recent site-specific estimates of decommissioning costs were developed in 1993, using 1993 cost factors, and are based on prompt dismantlement decommissioning, which reflects the cost of removal of all radioactive and other structures currently at the site. These estimates, in 1993 dollars, are $257.7 million for Robinson Unit No. 2, $284.3 million for the Harris Plant, $235.4 million for Brunswick Unit No. 1 and $221.4 million for Brunswick Unit No. 2. These estimates are subject to change based on a variety of factors including, but not limited to, cost escalation, changes in technology applicable to nuclear decommissioning, and changes in federal, state or local regulations. The cost estimates exclude the portion attributable to North Carolina Eastern Municipal Power Agency, which holds an undivided ownership interest in certain of the Company's generating facilities.

     b) Various organic materials associated with the production of manufactured gas, generally referred to as coal tar, are regulated under various federal and state laws, and a contingent liability may exist for their remediation. There are several manufactured gas plant (MGP) sites to which the Company and certain entities that were later merged into the Company may have had some connection. In this regard, the Company is participating in the North Carolina MGP Group (Group), which is a group of entities alleged to be former owners or operators of MGP sites in North Carolina. The Group was formed in response to an initiative launched by the North Carolina Department of Environment, Health and Natural Resources, Division of Solid Waste Management (DSWM), to encourage the voluntary assessment and, where necessary, the remediation of MGP sites. The Group and DSWM have entered into a Memorandum of Understanding relative to the establishment of a uniform program and framework for addressing MGP sites for which DSWM has contended that members of the Group have potential responsibility. It is anticipated that the investigation and remediation of specific MGP sites will be addressed pursuant to one or more Administrative Orders on Consent between DSWM and individual potentially responsible parties. To date, the Company has not entered into any such orders.

     The Company has recently been approached by another North Carolina public utility concerning a possible cost-sharing arrangement with respect to the investigation and, if necessary, remediation of four MGP sites. The Company is currently engaged in discussions with the other utility regarding this matter. Based on current cost estimates provided by that utility, the Company does not believe its portion of costs associated with the investigation and remediation of these sites, if any, would be material to the financial position or results of operations of the Company.

     In addition, a current owner of property that was the site of one MGP owned by Tidewater Power Company (Tidewater Power), which merged into the Company in 1952, has been party to a separate administrative proceeding regarding that site. That owner and the Company have entered into an agreement to share the cost of investigation and remediation of this site. The Company has also been approached by a North Carolina municipality that is the current owner of another MGP site that was formerly owned by Tidewater Power. The Company is engaged in discussions with that municipality concerning a possible cost-sharing arrangement with respect to the investigation, and if necessary, the remediation of that site. Due to the uncertainty concerning potential environmental harm and the full extent to which remedial action will be required at the two sites formerly owned by Tidewater Power, the total cost of investigating and remediating these sites is not determinable at this time. The Company cannot predict the outcome of these matters.

     The Company is continuing its investigation regarding the identities of parties connected to individual MGP sites, the relative relationships of the Company and other parties to those sites, and the degree, if any, to which the Company should undertake shared voluntary efforts with others at individual sites. Except as noted above, due to the lack of information with respect to the operation of MGP sites and the uncertainty concerning questions of liability and potential environmental harm, the extent and cost of required remedial action, if any, and the extent to which liability may be asserted against the Company or against others are not currently determinable. The Company cannot predict the outcome of these matters or the extent to which other former MGP sites may become the subject of inquiry.